
06037348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 2 9 2006
WASH, D.C.
199
SECTION
PROCESSING

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ________________ to ____________________

Commission file number 33-77420 0-22208

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 28, 2006

By: Shellee R. Showalter
Shellee R. Showalter

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2005

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2005 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) [ ] a multiemployer plan; (2) [X] a single-employer plan (other than a multiple-employer plan); (3) [ ] a multiple-employer plan; or (4) [ ] a DFE (specify) ________

B This return/report is: (1) [ ] the first return/report filed for the plan; (2) [ ] an amended return/report; (3) [ ] the final return/report filed for the plan; (4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [ ]

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ [ ]

Part II Basic Plan Information — enter all requested information.

1a Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 02/01/1994

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
QCR HOLDINGS, INC.

4500 NORTH BRADY STREET

DAVENPORT IA 52806-0000

2b Employer Identification Number (EIN) 42-1397595

2c Sponsor's telephone number 563-388-4780

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE

Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE

Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN
	3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a *Sponsor's name*

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	337
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a**, **7b**, **7c**, and **7d**)		
a	Active participants	**7a**	318
b	*Retired or separated participants receiving benefits*	**7b**	4
c	Other retired or separated participants entitled to future benefits	**7c**	42
d	Subtotal. Add lines 7a, 7b, and 7c	**7d**	364
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	364
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	351
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	14
i	*If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)*	**7i**	5

8 Benefits provided under the plan (complete **8a** and **8b**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] *General assets of the sponsor*

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- (1) [X] R (Retirement Plan Information)
- (2) [ ] B (Actuarial Information)
- (3) [ ] E (ESOP Annual Information)
- (4) [X] SSA (Separated Vested Participant Information)

b Financial Schedules

- (1) [X] H (Financial Information)
- (2) [ ] I (Financial Information -- Small Plan)
- (3) [ ] ____ A (Insurance Information)
- (4) [X] C (Service Provider Information)
- (5) [ ] D (DFE/Participating Plan Information)
- (6) [ ] G (Financial Transaction Schedules)
- (7) [X] 1 P (Trust Fiduciary Information)

Official Use Only

SCHEDULE C
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2005

This Form is Open to Public Inspection.

For calendar plan year 2005 or fiscal plan year beginning , and ending ,

A Name of plan	B Three-digit plan number ▶
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	001
C Plan sponsor's name as shown on line 2a of Form 5500	**D Employer Identification Number**
QCR HOLDINGS, INC.	42-1397595

Part I Service Provider Information (see instructions)

1 Enter the total dollar amount of compensation paid by the plan to all persons, other than those listed below, who received compensation during the plan year: 1 2934

2 On the first item below list the contract administrator, if any, as defined in the instructions. On the other items, list service providers in descending order of the compensation they received for the services rendered during the plan year. List only the top 40. 103-12 IEs should enter N/A in (c) and (d).

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
PSMI GROUP, INC.	20-1916735	Contract administrator

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
RECORDKEEPING		3559	12

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
BRIAN LAMPSA		INVESTMENT ADVISORY

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
INVESTMENT ADVISOR		9170	20

Official Use Only

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)

Official Use Only

Part II Termination Information on Accountants and Enrolled Actuaries (see instructions)

(a) Name (b) EIN

(c) Position

(d) Address

(e) Telephone No.

Explanation:

(a) Name (b) EIN

(c) Position

(d) Address

(e) Telephone No.

Explanation:

(a) Name (b) EIN

(c) Position

(d) Address

(e) Telephone No.

Explanation:

SCHEDULE H (Form 5500)

Department of the Treasury Internal Revenue Service

Department of Labor Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2005

This Form is Open to Public Inspection.

For calendar year 2005 or fiscal plan year beginning , and ending ,

A Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D Employer Identification Number 42-1397595

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		36851
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	504582	647635
(2) Participant contributions	b(2)	0	5534
(3) Other	b(3)		5082
c General investments:			
(1) Interest-bearing cash (include money market accounts & certificates of deposit)	c(1)		51069
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	62673	124691
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	5958427	8009364
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		

Official Use Only

			(a) Beginning of Year	(b) End of Year
1d	Employer-related investments:			
	(1) Employer securities	d(1)	2824150	2854668
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	9349832	11734894
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h		3692
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k	0	3692
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	9349832	11731202

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	647635	
(B) Participants	a(1)(B)	1145341	
(C) Others (including rollovers)	a(1)(C)	181292	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		1974268
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	6537	
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments	b(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	4357	
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		10894
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)		
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		0
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	11692	
(B) Aggregate carrying amount (see instructions)	b(4)(B)	12222	
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		-530

Official Use Only

		(a) Amount	(b) Total
2b (5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)	-265249	
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		-265249
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		809999
c Other income	c		
d Total income. Add all income amounts in column (b) and enter total	d		2529382
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	132348	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		132348
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)	6494	
(3) Investment advisory and management fees	i(3)	9170	
(4) Other	i(4)		
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		15664
j Total expenses. Add all expense amounts in column (b) and enter total	j		148012
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		2381370
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):
(1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [X] No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 37-0802863
CLIFTON GUNDERSON LLP

d The opinion of an independent qualified public accountant is **not attached** because:
(1) [ ] this form is filed for a CCT, PSA or MTIA. (2) [ ] It will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		5000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

R

Attachment to Form 5500
2005 Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

Plan Name QCR Holdings, Inc. 401(k) Profit Sharing Plan EIN 42-1397595 PN 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Metlife Stable Value Fund	Mutual Fund		457,794
	Allianz CCM Mid Cap Instl	Mutual Fund		1,325,134
	Allianz CCM Mid Cap A	Mutual Fund		7,283
	PIMCO Total Return Fund A	Mutual Fund		1,078
	PIMCO Total Return Fund Instl	Mutual Fund		892,424
	American Fds AMCAP Fund	Mutual Fund		1,261,723
	Columbia Acorn Fund	Mutual Fund		174,461

Attachment to Form 5500
2005 Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

Plan Name QCR Holdings, Inc. 401(k) Profit Sharing Plan EIN 42-1397595 PN 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Vanguard Windsor II Fund Inv	Mutual Fund		7,565
	Vanguard Windsor II Fund Admr	Mutual Fund		385,722
	Vanguard Index 500 Fund Inv	Mutual Fund		645
	Vanguard Total Stock Market Index F	Mutual Fund		53,687
	Vanguard Index 500 Fund Admr	Mutual Fund		1,221,475
	T Rowe Price Mid-Cap Value Fund	Mutual Fund		790,753
	Touchstone Emerging Growth Fund	Mutual Fund		1,923

Attachment to Form 5500
2005 Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

Plan Name QCR Holdings, Inc. 401(k) Profit Sharing Plan EIN 42-1397595 PN 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Franklin Balance Sheet Investment	Mutual Fund		414,275
	American Capital World Growth & Inc	Mutual Fund		140,126
	American Fds EuroPacific Growth	Mutual Fund		723,330
	Vanguard Target Retirement Income	Mutual Fund		11,376
	Vanguard Target Retirement 2005 Fd	Mutual Fund		3,257
	Vanguard Target Retirement 2015 Fd	Mutual Fund		57,330
	Vanguard Target Retirement 2025 Fd	Mutual Fund		73,712

Attachment to Form 5500
2005 Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

Plan Name QCR Holdings, Inc. 401(k) Profit Sharing Plan EIN 42-1397595 PN 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Vanguard Target Retirement 2035 Fd	Mutual Fund		3,719
	Vanguard Target Retirement 2045 Fd	Mutual Fund		572
	QCR Holdings, Inc.	Employer Security		2,854,668
	MG Trust Cash	Cash		36,639
	Howe Barnes Cash	Money Market		51,069
	Loan	Participant Loans		124,691

Official Use Only

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▷ File as an attachment to Form 5500 or 5500-EZ.

OMB No. 1210-0110

2005

This Form is Open to Public Inspection.

For trust calendar year 2005 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

MG BANK & TRUST COMPANY

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

700 17TH STREET, SUITE 300

c City or town, state, and ZIP code

DENVER CO 80202-0000

2a Name of trust

QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

b Trust's employer identification number 75-3182674

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? . . . . . . ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ. . . . . . ▷ 42-1397595

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▷ ______ Date ▷ ______

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an Attachment to Form 5500.

OMB No. 1210-0110

2005

This Form is Open to Public Inspection.

For calendar year 2005 or fiscal plan year beginning , and ending ,

A Name of plan QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	**D** Employer Identification Number 42-1397595

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . . 1 $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 75-3182674 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year 3

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . . ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . . 6a $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . . 6b $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . . 6c $

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) . . . . . . ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . ☒ the ratio percentage test ☐ average benefit test

SCHEDULE SSA
(Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ *File as an attachment to Form 5500 unless box 1 is checked.*

Official Use Only

OMB No. 1210-0110

2005

This Form is NOT Open to Public Inspection.

For calendar plan year 2005 or fiscal plan year beginning , and ending ,

A Name of plan QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	**D** Employer Identification Number 42-1397595

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶ ____________________

Phone number of plan administrator ▶ 563-388-4780 Date ▶ ____________

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	326388958	JOHN GARY		CRIDDLE	A	A	
A	332600949	CONNIE		MEGINN	A	A	
A	349744807	SARA		SOVANSKI	A	A	
A	485780646	REBECCA	A	ROSENTHAL	A	A	

	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			25911.38		
A			68605.11		
A			2115.61		
A			377.32		

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	481111290	JANIE		NELSON	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			280.57		

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN

Moline, Illinois

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
December 31, 2005 and 2004



Clifton Gunderson LLP
Certified Public Accountants & Consultants

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

Plan Committee
QCR Holdings, Inc.
401(k) Profit Sharing Plan
Moline, Illinois

We have audited the accompanying statements of net assets available for benefits of QCR Holdings, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Peoria, Illinois
May 10, 2006

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS		
Participant-directed investments	$10,951,739	$ 8,782,577
Participant loans	124,691	62,673
Receivables:		
Employer contributions	647,635	504,582
Participant contributions	5,534	-
Other	5,295	-
Total receivables	658,464	504,582
TOTAL ASSETS	11,734,894	9,349,832
LIABILITIES		
Other	3,692	-
NET ASSETS AVAILABLE FOR BENEFITS	$11,731,202	$ 9,349,832

These financial statements should be read only in connection with the accompanying notes to financial statements.

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO		
Investment income:		
Net appreciation in fair value of investments	$ 539,449	$ 823,781
Contributions:		
Employer	647,635	518,444
Participant	1,145,341	869,012
Rollover	181,293	157,045
	1,974,269	1,544,501
Total additions	2,513,718	2,368,282
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO		
Benefits paid to participants	132,348	696,410
Total deductions	132,348	696,410
NET INCREASE	2,381,370	1,671,872
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	9,349,832	7,677,960
End of year	$11,731,202	$ 9,349,832

These financial statements should be read only in connection with the accompanying notes to financial statements.

NOTE 1 - PLAN DESCRIPTION

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., Quad City Bank and Trust Company, Quad City Bancard, Inc., Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company and M2 Lease Funds, LLC (collectively referred to as "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Participants may contribute up to 100 percent of their eligible pre-tax compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes matching contributions equal to 100 percent of the first 3 percent of the participant's contribution and 50 percent of the next 3 percent. The Company's profit sharing contribution to the Plan is discretionary and is determined annually by the Board of Directors. The Company's discretionary profit sharing contributions for the years ended December 31, 2005 and 2004 were $90,197 and $89,000, respectively. Participants must complete 1,000 hours of service during the Plan year to be eligible to receive the profit sharing contribution. Additionally, participants must be actively employed on the last day of the Plan year or have terminated employment due to death, disability, or retirement in order to receive matching or profit sharing contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions and the Company's matching contribution, and allocations of the Company's discretionary profit sharing contribution, the nonvested profit sharing portion of terminated participants' accounts (forfeitures), and Plan earnings. Allocations of the Company's profit sharing contribution and forfeitures are based on participant eligible wages. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants were able to select from 16 mutual funds, six target mutual funds, one guaranteed investment contract (GIC) and QCR Holdings, Inc. stock as of December 31, 2005 and nine mutual funds and QCR Holdings, Inc. stock as of December 31, 2004. All contributions are allocated according to the participants' investment directions.

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's matching contribution, discretionary profit sharing contribution, and earnings thereon is based on years of service. The participant is fully vested after five years of credited service from the date of employment.

Participant Loans

The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for loans used to acquire a principal residence. Interest rates are fixed at prime rate plus 2 percent at the loan inception date. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service due to death, retirement, or disability, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures

The Company may elect to have forfeitures of terminated participants' nonvested employer match portion and profit sharing portion of their accounts used to reduce future Company matching and profit sharing contributions. No forfeitures were used to reduce Company matching or profit sharing contributions or were otherwise reallocated to participants for the years ended December 31, 2005 and 2004. Unallocated forfeitures as of December 31, 2005 and 2004 were $33,499 and $24,740, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are held in a trust. The custodian values all investments at fair value, except for the benefit-responsive GIC, which is valued at contract price. Investments are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at their current balance, which approximates estimated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date, if applicable.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Administrative and operating expenses are paid by the Plan's sponsor.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Investments:		
Common stock, QCR Holdings, Inc.	$ 2,905,737	$ 2,824,151
Allianz CCM Mid-Cap Fund	1,325,134	-
Amer Funds AMCAP Fund R5	1,261,724	-
Vanguard 500 Index Fund – Adm Shs	1,221,475	-
Pimco Total Return	892,423	-
T. Rowe Price Mid-Cap Value Fund	790,753	-
Amer Funds EuroPacific Growth R5	723,330	-
Franklin Small-Mid Cap Growth Fund	-	1,344,215
American Century Ultra Fund	-	1,016,679
Hartford Index Fund	-	979,381
Janus Balanced Fund	-	967,688
Mutual Shares Fund	-	534,705

NOTE 3 - INVESTMENTS (CONTINUED)

Investment income is comprised of realized and unrealized gains (losses) as follows for the years ended December 31:

	2005	2004
Mutual Funds gains	$ 805,228	$ 514,998
Stock gains (losses)	(265,779)	308,783
Net appreciation in the fair value of investments	$ 539,449	$ 823,781

NOTE 4 – STABLE VALUE FUND

The Plan has an investment in a fund at December 31, 2005, MetLife Stable Value Fund, that is a synthetic GIC issued by Metropolitan Life Insurance Company (MetLife). The contract value and fair value of the fund were $457,794 and $461,543, respectively as of December 31, 2005. Total interest income of the GIC totaled $15,840 for the year ended December 31, 2005.

The crediting interest rates ranged from 4.2% to 4.4% for the year ended December 31, 2005. The GIC's blended rate of return was 4.3% in 2005. The crediting rates for synthetic GICs are reset quarterly and are based on a formula agreed upon with MetLife.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company's stock. This would qualify as a party-in-interest transaction.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined in a letter dated July 13, 1995 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - PURCHASE OF QCR HOLDINGS, INC. COMMON STOCK

In May 2004, QCR Holdings, Inc. discovered that the administrators of the Plan purchased certain shares of QCR Holdings, Inc. common stock from August, 1997 to May, 2004, some of which may not have been registered under the Securities Act of 1933. The purchases made by the administrator on behalf of the Plan were made in a manner consistent with the Plan and investment elections of the Plan participants. On May 28, 2004, the Company filed a post-effective amendment to a Form S-8 registration statement and registered an additional 150,000 shares to be offered under the Plan.

NOTE 10 – CHANGE IN ADMINISTRATOR

In January 2005, the Plan assets were transferred to a new custodian and third party administrator, The PSMI Group.

SUPPLEMENTAL INFORMATION

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
SCHEDULE H, PART IV - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2005

(a) Party-in-Interest Identification	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
*	Common stock, QCR Holdings, Inc.	Stock	$ 2,905,737
	Allianz CCM Mid-Cap Fund	Mutual Fund	1,325,134
	Amer Funds AMCAP Fund R5	Mutual Fund	1,261,724
	Vanguard 500 Index Fund – Adm Shs	Mutual Fund	1,221,475
	Pimco Total Return	Mutual Fund	892,423
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	790,753
	Amer Funds EuroPacific Growth R5	Mutual Fund	723,330
	Franklin Balance Sheet Inv. Fund A	Mutual Fund	414,275
	Vanguard Windsor II Fund - Adm	Mutual Fund	385,722
	Columbia Acorn USA Fund - Z	Mutual Fund	174,461
	Amer Funds Capital Wld Gr & Inc R5	Mutual Fund	140,126
	Vanguard Target Retirement 2025 Fund	Mutual Fund	73,711
	Vanguard Target Retirement 2015 Fund	Mutual Fund	57,330
	Vanguard Total Stock Market Index Fund	Mutual Fund	53,687
	Vanguard Target Retirement Inc Fund	Mutual Fund	11,376
	Vanguard Windsor II Fund	Mutual Fund	7,565
	Pimco CCM Mid Cap Fund - A	Mutual Fund	7,283
	Vanguard Target Retirement 2035 Fund	Mutual Fund	3,719
	Vanguard Target Retirement 2005 Fund	Mutual Fund	3,257
	Touchstone Emerging Growth Fund A	Mutual Fund	1,923
	Pimco Total Return Fund – A	Mutual Fund	1,078
	Vanguard Index 500 Fund	Mutual Fund	645
	Vanguard Target Retirement 2045 Fund	Mutual Fund	572
	MetLife Stable Value Fund	GIC	457,794
	MG Trust Cash	Cash	36,639
			$10,951,739
	Participant loans	Participant loans - 5.00 to 10.50% - various due dates	$ 124,691

* A party-in-interest as defined by ERISA.